EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results for First Quarter of 2006

•	Revenues increased 187% in first quarter 2006 compared to the same period in 2005

•	Cash and equivalents increased 51% from year end 2005 to € 144.1 million as of March 31, 2006

Martinsried/Munich (Germany), and Waltham, Mass. and Princeton, N.J., May 4, 2006 –

GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today reported financial results for the first quarter ended March 31, 2006.

Quarter over quarter results: first quarter 2006 compared to fourth quarter 2005

Revenues for the first quarter of 2006 increased 90% to € 5.4 million compared to € 2.8 million for the previous quarter. Research and development (R&D) expenses decreased 7% to € 14.5 million for the first quarter of 2006 compared to € 15.6 million for the fourth quarter of 2005. General and administrative (G&A) expenses for the first quarter of 2006 decreased 20% to € 4.4 million compared to € 5.5 million for the previous quarter. The Company’s net loss decreased 25% to € (12.9) million in the first quarter of 2006, compared to € (17.2) million for the previous quarter. Basic and diluted loss per share was € (0.41) for the first quarter of 2006 compared to € (0.57) for the previous quarter.

Comparison to previous year: first quarter 2006 compared to first quarter 2005

Revenues for the three months ended March 31, 2006 increased 187% to € 5.4 million compared to € 1.9 million for the same period in 2005. The increase in revenues is due to the co-development and license agreement for satraplatin for Europe and certain other territories with Pharmion that was signed in December 2005. R&D expenses increased 30% for the first quarter of 2006 to € 14.5 million compared to

€ 11.2 million for the same period in 2005. The increase was mainly due to activities related to the satraplatin SPARC Phase 3 registrational trial. G&A expenses for the first quarter of 2006 increased 11% to € 4.4 million compared to € 3.9 million for the same quarter in 2005. Net loss for the first quarter of 2006 increased 4% to € (12.9) million compared to € (12.4) million for the first quarter of 2005. Basic and diluted loss per share was € (0.41) for the first quarter of 2006 compared to € (0.42) for the same period in 2005.

As of March 31, 2006, cash, cash equivalents, marketable securities and short-term investments totaled € 144.1 million (December 31, 2005: € 95.2 million), including € 1.6 million in restricted cash. Net cash generated by operating activities was € 12.8 million, and purchases of property, equipment and licenses were € 0.3 million for the first quarter of 2006.

“Our revenues almost tripled compared to the same quarter in 2005 due to our co-development and license agreement with Pharmion,” said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. “This is the first quarter that the majority of our revenues are a result of our drug development programs and not from technology collaborations.”

“In the first months of 2006, we have continued to build on the good progress made during 2005,” said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. “Importantly, the interim efficacy analysis for the satraplatin Phase 3 trial has now been held by the independent Data Monitoring Board, and the recommendation, as we had expected, was that the trial continue as planned, based on their finding that both the design and conduct of the trial remain sound, no new or unexpected toxicities were observed, and the futility analysis was passed. We thus look forward to reporting the final progression-free survival results this fall.”

Dr. Seizinger continued, “In the meantime, much activity is happening at GPC Biotech as the SPARC registrational trial completes. We have initiated new clinical trials with satraplatin in combination with other anticancer treatments and in a variety of cancer settings. We have also recently expanded our drug development and commercialization management teams with the hiring of three senior executives to fill newly-created positions at the Company. In another step in the planning for our future, we also were able to complete a private placement of € 36 million involving prominent SAP co-founder Dietmar Hopp. The first few months of 2006 have been exciting, and we look forward to continuing our productive year as we move our programs forward.”

Highlights for 2006 year to date

•	Independent Data Monitoring Board recommends that GPC Biotech continue satraplatin Phase 3 trial as planned. Data Monitoring Board reports design and conduct of trial remain sound and SPARC trial passes futility analysis

•	Company hires three senior executives to fill newly-created positions to expand drug development and commercialization management teams

•	Private placement with two investment companies owned by SAP co-founder Dietmar Hopp and his son, respectively, raising € 36.2 million

•	New clinical trial opened with satraplatin:

•	Phase 1 trial evaluating satraplatin plus Taxotere® (docetaxel) in patients with advanced solid tumors; trial is evaluating a different dosing schedule with Taxotere compared to trial started in mid-2005

•	Presentation of new clinical and pre-clinical data on satraplatin, supportive of the clinical work the Company has underway to explore the potential of satraplatin in a variety of combination therapies and cancer settings

•	Granting of orphan drug designation for 1D09C3 by European Commission for chronic lymphocytic leukemia and multiple myeloma

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on Thursday, May 4, 2006 at 14:30 CET/8:30 AM EDT. The dial-in numbers for the call are as follows:

European participants: 0049 (0)69 500 71846

U.S. participants: 1-866-770-7146 (toll-free)

GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company’s lead product candidate – satraplatin – has achieved target enrollment in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. FDA has granted fast track designation to satraplatin for this indication, and GPC Biotech has begun the rolling NDA submission process for this compound. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich

(Germany). The Company’s wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company’s Web site at www.gpc-biotech.com.

This press release may contain forward-looking statements. Forward-looking statements may be, but are not necessarily, identified by words like “believe”, “anticipate”, “intend”, “expect”, “target”, “goal”, “estimate”, “plan”, “assume”, “may”, “will”, “could” and similar expressions. Forward-looking statements include, but are not limited to, statements about the progress, timing and completion of research, development, pre-clinical studies and clinical trials for the Company’s product candidates; the timing and ultimate success in obtaining regulatory approval in the U.S., Europe or any other jurisdiction for satraplatin or any other product candidates; the Company’s ability to market, commercialize, achieve market acceptance for and sell the Company’s product candidates; the Company’s ability to adequately protect its intellectual property and operate its business without infringing upon the intellectual property rights of others; and the Company’s estimates regarding anticipated operating losses, future revenues, capital requirements and needs for additional financing. Forward-looking statements in this press release are based on the Company’s current expectations and projections about future events and are subject to risks, uncertainties and assumptions. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur. We direct you to the Company’s Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission (SEC) for additional details on the important factors that may affect the Company’s future results, performance and achievements. Except as required by law, the Company disclaims any intent or obligation to publicly update or revise these forward-looking statements whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosure the Company makes on its current reports on Form 6-K to the SEC.

Taxotere® (docetaxel) is a registered trademark of Aventis Pharma S.A.

For further information, please contact:

GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Munich, Germany

Martin Braendle

Associate Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Associate Director, Investor Relations & Corporate Communications

Phone: +1 781 890 9007 X267

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe: Maitland Noonan Russo

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.:

Noonan Russo

Matt Haines

Phone: +1 212 845 4235

matthew.haines@eurorscg.com

- Financials follow -

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended March 31,
in thousand €, except share and per share data	2006 (unaudited)	2005 (unaudited)
Collaborative revenues (a)	5,398	1,880
Total revenues	5,398	1,880

Research and development expenses	14,519	11,196
General and administrative expenses	4,377	3,945
In process research and development	—	570
Amortization of intangible assets	72	99
Total operating expenses	18,968	15,810

Operating loss	(13,570)	(13,930)
Other income (expense), net	(674)	776
Interest income	951	776
Interest expense	(22)	(23)

Net loss before Cumulative effect of change in accounting principle	(13,315)	(12,401)
Cumulative effect of change in accounting principle	433	—

Net loss	(12,882)	(12,401)

Loss per share before change in accounting principle	(0.43)	(0.42)

Cumulative effect of change in accounting principle	0.02	—

Basic and diluted loss per share, in euro	(0.41)	(0.42)

Shares used in computing basic and diluted loss per share	31,317,316	29,187,304

(a) Revenues from related party Collaborative revenues	1,474	1,824

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheets (U.S. GAAP)

in thousand €, except share data and per share data

Assets	March 31, 2006 (unaudited)	December 31, 2005
Current assets
Cash and cash equivalents	79,465	30,559
Marketable securities and short-term investments	63,074	63,061
Accounts receivable	—	31,326
Accounts receivable, related party	—	1,436
Prepaid expenses	1,573	1,333
Other current assets	5,009	3,920

Total current assets	149,121	131,635

Property and equipment, net	3,952	4,103
Intangible assets, net	689	1,072
Other assets, non-current	1,252	838
Restricted cash	1,602	1,615

Total assets	156,616	139,263

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	348	2,141
Accrued expenses and other current liabilities	10,281	11,274
Current portion of deferred revenue, related party	4,512	5,228
Current portion of deferred revenue	15,977	19,548

Total current liabilities	31,118	38,191

Deferred revenues, related party, net of current portion	488	975
Deferred revenue, net of current portion	12,210	12,053
Convertible bonds	2,454	2,334
Other liabilities, non-current	2,036	2,177

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value;
Shares authorized: 53,780,630 at March 31, 2006 and December 31, 2005
Shares issued and outstanding: 33,089,233 at March 31, 2006 and 30,151,757 at December 31, 2005	33,089	30,152
Additional paid-in capital	319,646	284,931
Accumulated other comprehensive loss	(2,086)	(2,093)
Accumulated deficit	(242,339)	(229,457)

Total shareholders’ equity	108,310	83,533

Total liabilities and shareholders’ equity	156,616	139,263

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

	Three months ended March 31,
in thousand €	2006 (unaudited)	2005 (unaudited)
Cash flows from operating activities
Net loss	(12,882)	(12,401)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities :
Depreciation	434	662
Amortization	71	50
Compensation cost for stock option plans and convertible bonds	1,560	1,790
Acquired in-process research and development	—	570
Cumulative effect of change in accounting principle	(433)	—
Change in accrued interest income on marketable securities and short-term investments	(82)	371
Bond premium amortization	199	139
(Gain)/loss on disposal of property and equipment	(28)	(22)
Changes in operating assets and liabilities:
Accounts receivable, related party	1,436	1,006
Accounts receivable	31,325	—
Other assets, current and non-current	(1,425)	767
Accounts payable	(1,774)	(371)
Deferred revenue, related party	(1,203)	(1,231)
Deferred revenue	(3,414)	444
Other liabilities and accrued expenses	(974)	60

Net cash provided by / (used in) operating activities	12,810	(8,166)

Cash flows from investing activities
Purchases of property, equipment and licenses	(327)	(2,554)
Proceeds from the sale of property and equipment	—	27
Proceeds from sale of marketable securities and short-term investments	—	(5,001)

Net cash used in investing activities	(327)	(7,528)

Cash flows from financing activities

Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	36,080	—
Proceeds from issuance of shares in asset aquisition, net of payments for costs of transaction	—	10,705
Proceeds from issuance of convertible bonds	140	—
Proceeds from exercise of stock options and convertible bonds	426	178

Net cash provided by financing activities	36,646	10,883
Effect of exchange rate changes on cash	(209)	621
Changes in Restricted cash	(14)	(149)
Net increase/(decrease) in cash and cash equivalents	48,906	(4,339)
Cash and cash equivalents at the beginning of the period	30,559	59,421

Cash and cash equivalents at the end of the period	79,465	55,082

Supplemental Information:
Cash paid for interest	—	40

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (U.S. GAAP)

	Ordinary shares		Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
in thousand €, except share data	Shares	Amount
Balance as of December 31, 2004	28,741,194	28,741	266,074	(2,732)	(167,250)	124,833

Components of comprehensive loss:
Net loss					(12,401)	(12,401)
Change in unrealized gain on available-for-sale securities				(103)		(103)
Accumulated translation adjustments				724		724

Total comprehensive loss						(11,780)
Issuance of shares in equity offering	1,311,098	1,311	11,538			12,849
Exercise of stock options and convertible bonds	23,360	24	154			178
Compensation costs, stock options and convertible bonds			1,790			1,790

Balance as of March 31, 2005 (unaudited)	30,075,652	30,076	279,556	(2,111)	(179,651)	127,870

Balance as of December 31, 2005	30,151,757	30,152	284,931	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss					(12,882)	(12,882)
Change in unrealized gain on available-for-sale securities				130		130
Accumulated translation adjustments				(123)		(123)

Total comprehensive loss						(12,875)
Issuance of shares	2,860,000	2,860	33,220			36,080
Exercise of stock options and convertible bonds	77,476	77	368			445
Cumulative effect of change in accounting principle			(433)			(433)
Compensation costs, stock options and convertible bonds			1,560			1,560

Balance as of March 31, 2006 (unaudited)	33,089,233	33,089	319,646	(2,086)	(242,339)	108,310

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), except that they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of results to be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2005.

Certain prior period amounts in the statement of operations and statement of cash flows have been reclassified to conform to current period presentation. The Company has reclassified investments in money market funds from marketable securities and short-term investments to cash and cash equivalents in prior periods. Accordingly, the Company has revised the classification to exclude € 31.4 million from marketable securities and short-term investments at March 31, 2005 and to include such amount under cash and cash equivalents. In addition, the Company has reclassified the purchase and sale of these investments in money market funds and their foreign currency effects in its consolidated statements of cash flows, which decreased cash used in investing activities by € 30.4 million and decreased cash used in operations by € 0.9 million for the three months ended March 31, 2005. The reclassifications had no impact on the Company’s results of operations or its overall financial position.

2.	Share-based Compensation

Prior to January 1, 2006 the Company accounted for stock options and convertible bonds under the expense provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). As of January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS 123R”) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Prior to the adoption of SFAS 123R, the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123R, the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of € 433,000.

The Company has three share-based compensation plans: stock option plan, convertible bond plan and stock appreciation rights (SARs). These plans have been described in the footnotes to the consolidated financial statements for the year ended December 31, 2005. Compensation costs charged to research and development and general and administrative expense for the three-month period ended March 31, 2006 and 2005 were € 1,560,000 and € 1,790,000, respectively. As SFAS 123R has been adopted using the modified-prospective-transition method, stock-based compensation costs for the three-month period ended March 31, 2005 has not been adjusted for the effects of adopting SFAS 123R as of the beginning of that period.

The fair value of instruments issued under the share-based compensation plans was calculated using an option pricing model. The following table summarizes the assumptions used in calculating the fair value in the three-month period ended March 31, 2006 and 2005:

	2006	2005
Period granted
Risk-free rate	2.90%	2.90%
Dividend yield	0.0%	0.0%
Volatility	60.36%	77.81%
Option grant valuation method	Multiple option	Single option
Estimated life	Vesting period plus 1.04 years	4 years

Under SFAS 123R, SARs will continue to be accounted for as liability awards, however the timing of the recognition of the award expense is different than before the adoption. The ultimate compensation cost for SARs, if any, is the same after the adoption of SFAS 123R as before the adoption.

As a result of adopting SFAS 123R on January 1, 2006, the Company’s loss before income taxes and net loss for the three-months ended March 31, 2006, are € 496,000 lower than if it had continued to account for share-based compensation under SFAS 123. Basic and diluted loss per share for the three-months ended March 31, 2006 would have been € (0.43) if the company had not adopted SFAS 123R, compared to reported basic and diluted loss per share of € (0.41).

3.	Commitments and Contingencies

The Company has several contingent commitments regarding payments pending on meeting milestones relating to research activities. In this quarter the Company initiated a cash bonus plan to retain the Company’s employees until satraplatin gains marketing approval in the U.S. and in Europe. As of March 31, 2006 there were no recorded liabilities and expenses recognized with respect to this bonus plan or other research milestones as the milestones have not been met.

The Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows.

4.	Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and convertible debt would be antidilutive.

5.	Comprehensive Loss

Comprehensive loss was € 12.9 million and € 11.8 million for the three months ended March 31, 2006 and 2005, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and short-term investments and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at March 31, 2006 and 2005 reflected € 0.1 million of unrealized losses and € 0.4 million of unrealized gains on marketable securities and short-term investments, and € 2.0 million and € 2.5 million of cumulative foreign currency translation loss adjustments, respectively.

6.	Shareholders’ Equity

On February 23, 2006, the Company issued 2,860,000 new ordinary shares at € 12.67 per share for a total amount of € 36.2 million through a private placement. The transaction was recorded in shareholders’ equity net of costs of transaction of € 0.1 million.

During the three months ended March 31, 2006, employees and convertible bondholders of the Company exercised some of their fully vested options and convertible bonds, receiving 77,476 new ordinary shares of the Company.

7.	Additional Disclosures

The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of March 31, 2006 and 2005, the number of employees totalled 224 and 211, respectively.

Shareholdings of Management

As of March 31, 2006, the members of the Management Board and Supervisory Board held shares, options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	—	1,249,280	770,000	—
Elmar Maier, Ph.D.	170,000	289,000	291,000	—
Sebastian Meier-Ewert, Ph.D.	229,405	299,000	330,500	—
Mirko Scherer, Ph. D.	24,000	359,000	301,000	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	28,800	10,000	25,000	40,000
Michael Lytton (Vice Chairman)	7,500	10,000	31,500	30,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	22,500
Prabhavathi Fernandes, Ph.D.	—	—	10,000	25,000
James Frates	1,000	—	—	30,000
Peter Preuss	87,500	—	22,500	25,000